Supplement Dated March 25, 2022
to the Prospectus dated May 1, 2011 and
Notice Document dated May 1, 2021 for

Spinnaker® Advisor Variable Annuity
Issued By: Symetra Life Insurance Company

The following supplements and amends the prospectus dated May 1, 2011, as previously supplemented, and the Notice Document, dated May 1, 2021.

Portfolios Available Under Your Contract:
The following portfolios are only available if you have been continuously invested in them as of April 1, 2022.

•Fidelity® VIP Freedom 2010 Portfolio℠ - Service Class 2
•Fidelity® VIP Freedom 2015 Portfolio℠ - Service Class 2
•Morningstar Aggressive Growth ETF Asset Allocation Portfolio - Class II